SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2011
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Summary of 1Q 2011 Business Report
On May 30, 2011, Shinhan Financial Group (“SFG”) filed its 1Q 2011 Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with International Financial Reporting Standards.
Exhibit 99-1
Independent Auditor’s Review Report (Separate Financial Statements) of Shinhan Financial Group as of March 31, 2011
Exhibit 99-2
Independent Auditor’s Review Report (Consolidated Financial Statements) of Shinhan Financial Group and subsidiaries as of March 31, 2011

1. Introduction of the Group
Company History in 2009 through 2011
▪	January 2009: Shinhan BNP Paribas Asset Management launched through the merger of Shinhan BNP Paribas ITMC and SH Asset Management

▪	June 2009 : SH&C separated from SFG after SFG consummated share transfers of SH&C

▪	Sep. 2009 : SBJ became an indirect subsidiary of SFG

▪	Oct. 2009 : Shinhan Vietnam Bank became an indirect subsidiary of SFG

▪	Nov. 2009 : Liquidated Shinhan Finance Ltd. , an indirect subsidiary of SFG

▪	Dec. 2009 : Shinhan Capital Petra PEF became an indirect subsidiary of SFG

▪	Jan. 2010 : Shinhan Data System became a subsidiary of SFG

▪	June 2010 : CHB Valuemeet 2001 First SPC was disaffiliated from SFG

▪	June 2010 : CHB Valuemeet 2001 Second SPC and CHB Valuemeet 2002 First SPC were disaffiliated from SFG

▪	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG

▪	Oct. 2010 : Shinhan Maritime Private Equity Fund I became a subsidiary of SFG

▪	Dec. 2010 : KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp. became an indirect subsidiary of SFG

▪	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG

Change in Management
On March 23, 2011 the Board of Directors of Shinhan Financial Group appointed
Mr. Dong Woo Han as Chairman and CEO of the Group and Mr. Hoon Namkoong as the Chairman of
the Board of Directors.
Principal Subsidiaries under Korean Law (as of March 31, 2011)
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan Capital	100.0%
Jeju Bank 1)	68.9%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Data System	100.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%
SHC Management	100.0%

1)	Jeju Bank is currently listed on the Korea Exchange.

Indirect subsidiaries held through direct subsidiaries

		Ownership by the
Direct Subsidiaries	Indirect Subsidiaries	Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Vina Bank	50.0%
	Shinhan Khmer Bank Limited	90.0%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan AITAS	89.6%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Vietnam Bank	100.0%

Shinhan Card	Shinhan-KT Mobile Card	50.0%

Shinhan Investment Corp.	Shinhan Investment Corporation Europe Ltd.	100.0%
	Shinhan Investment Corporation USA Inc.	100.0%
	Shinhan Investment Corporation Asia Ltd.	100.0%
	Shinhan Maritime Private Equity Fund I	7.1%
	KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp 3)	8.5%

Shinhan Capital	PETRA PEF	23.8%

Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%

Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 1)
	Shinhan Private Equity Fund 2nd	2.2	% 2)

1)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.

2)	Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.

3)	Shinhan Capital currently owns 6.5% of KOFC Shinhan Frontier Champ 2010-4 PEF Investment Corp.
Number of Shares (as of March 31, 2011)

Types of Shares	Number of Shares
Common Shares	474,199,587
Redeemable Preferred Shares	28,990,000
Redeemable Convertible Preferred Shares	14,721,000

Total	517,910,587

Note)	On April 2011, a total of 11,100,000 shares of 12th series Redeemable Preferred Shares were issued through a 3rd party assignment. Please refer to the Form 6-K filed on April 7, 2011 for detail of the terms and conditions of these shares.

2. Business Results

Operation Results	(KRW billion)

	2011	2010
	(Jan.1~Mar.31)	(Jan.1~Mar.31)
Operating income	1,257.2	1,263.8
Equity in income(loss) of equity method accounted investments	12.8	1.7
Earnings before income tax	1,270.1	1,265.5
Income taxes	301.7	303.4
Consolidated net income	968.4	962.1
Net income in majority interest	924.3	917.5
Net income in minority interest	44.0	44.6

F	Some of the totals may not sum due to rounding.

Source and Use of Funds
Source of Funds

		2011				2010
		Jan. 1 ~ Mar. 31				Jan. 1 ~ Mar. 31
					Interest				Interest
		Average	Ratio	Interest	Rate	Average	Ratio	Interest	Rate
(In KRW billion, %)		Balance	(%)	Paid	(%)	Balance	(%)	Paid	(%)
Source	Deposits	152,252	61.87	948	2.49	147,400	62.40	999	2.71
	Borrowings	18,610	7.56	96	2.07	17,020	7.21	77	1.80
	Debentures	39,928	16.22	465	4.66	40,600	17.19	520	5.12
	Other Liabilities	35,307	14.35	—	—	31,190	13.20	—	—
	Total Liabilities	246,098	100.00	—	—	236,209	100.00	—	—
	Stockholder’s Equity	27,385	—	—	—	25,026	—	—	—

Use	Currency & Due from Banks	14,135	5.17	57	1.60	14,670	5.62	42	1.14
	Loans	182,290	66.65	2,662	5.84	170,003	65.08	2,600	6.12
	Loan in KRW	139,783	51.11	1,927	5.51	133,991	51.29	1,904	5.68
	Loan in Foreign Currency	9,058	3.31	90	3.99	8,252	3.16	90	4.34
	Credit Card Accounts	17,466	6.39	462	10.57	15,541	5.95	418	10.75
	Others	15,982	5.84	183	4.59	12,220	4.68	189	6.18
	HTM Assets	12,563	4.59	163	5.20	13,134	5.03	173	5.27
	Other Assets	64,496	23.58	—	—	63,429	24.28	—	—
	Total Assets	273,483	100.00	—	—	261,236	100.00	—	—

1)	The “Average Balance” is the arithmetic mean of the beginning balance and the ending balance of first quarter.

Other Financial Information
Financial information for Mar.31, 2011 contained in this section are provisional figures.

Group BIS Ratio	(KRW billion)

	Mar. 31, 2011	Dec. 31, 2010
Aggregate Amount of Equity Capital (A)	24,162.5	23,369.7
Risk-Weighted Assets (B)	187,928.8	188,785.7
BIS Ratio (A/B) 1)	12.86%	12.38%

1)	In accordance with the amendments in the Financial Holding Company Guidelines of the Financial Service Commission (“FSC”), the Group BIS Ratio under BASEL I is used as an index for measuring capital adequacy.

2)	BIS ratio for Dec. 31, 2010 based on K GAAP is 12.77%

Won Liquidity Ratio	(KRW billion)

	Mar. 31, 2011	Dec. 31, 2010
Won Assets due within 1 months (A)	2,084.9	972.6
Won Liabilities due within 1 months (B)	651.2	246.0
Won Liquidity Ratio (A/B)	320.18%	395.31%

Liabilities to Equity Ratio	(KRW billion)

	Mar. 31, 2011	Dec. 31, 2010
Liabilities (A)	7,802.7	6,907.6
Equity (B)	21,217.4	20,753.0
Liabilities to Equity Ratio (A/B)	36.77%	33.29%
Capital Adequacy Ratio and Other Ratios of Major Subsidiaries
(1) BIS Capital Adequacy Ratio (%) 1)

	Mar. 31, 2011	Dec. 31, 2010
Shinhan Bank 2)	15.49	15.47
Jeju Bank	12.76	13.40

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSC for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%. Basel II FIRB Approach was applied in calculating BIS Capital Adequacy Ratios

2)	BIS ratio for Dec. 31, 2010 based on K GAAP is 15.93%
(2) Adjusted Equity Capital Ratio (%)

	Dec. 31, 2010	Dec. 31, 2010
Shinhan Card	24.20	25.18
Shinhan Capital	14.06	14.23

1)	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSC. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

(3) Net Capital Ratio (%)

	Mar. 31, 2011	Dec. 31, 2010
Shinhan Investment Corp.	610.24	658.31
Shinhan BNP Paribas Asset Management	740.40	708.31

*	Net Capital Ratio is computed in accordance with the guidelines issued by the FSC. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.
(4) Solvency Margin Ratio (%)

	Mar. 31, 2011	Dec. 31, 2010
Shinhan Life Insurance	361.42	397.93

*	Under the guidelines issued by the FSC, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
(6) Liability to Equity Ratio (%)

	Mar. 31, 2011	Dec. 31, 2010
Shinhan Private Equity	233.3	216.2
Non- Performing Loans of Certain Subsidiaries 1)

(1) Non- Performing Loans	(KRW billion)

	Mar. 31, 2011		Dec. 31, 2010
	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)
Shinhan Bank 1)	1,630.3	1.04	1,410.0	0.91
Jeju Bank1)	35.7	1.61	28.5	1.28
Shinhan Card 2)	316.6	1.59	325.9	1.60
Shinhan Investment 2)	132.7	11.28	186.9	16.27
Shinhan Life Insurance	5.9	0.23	6.0	0.24
Shinhan Capital	82.1	2.63	76.5	2.39

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the FSC.

2)	Under the guidelines of the FSC, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Investment, and Shinhan Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

(2) Loan Loss Allowances & Write-offs for the period
(KRW billion)

		Jan. 1, 2011~	Jan. 1, 2010~
		Mar. 31, 2011	Dec. 31, 2010
Shinhan Bank	Allowance for Possible Loan Losses	1,912.6	1,805.1
	Allowance for losses on guarantees and acceptances	163.0	208.7
	Allowance for unused credit committments	86.9	85.8
	Other Allowances	104.8	111.8
	Allowance for Valuation of Bonds	1.1	1.0
	Total	2,268.2	2,212.4
	Write-offs	89.4	709.8
Jeju Bank	Allowance for Possible Loan Losses	39.6	39.7
	Allowance for losses on guarantees and acceptances	0.1	0.2
	Allowance for unused credit committments	1.7	1.7
	Other Allowances	0	0
	Total	41.4	41.6
	Write-offs	0.3	10.6
Shinhan Card	Allowance for Possible Loan Losses	675.4	703.8
	Allowance for reward on credit card use	23.8	25.2
	Allowance for unused credit committments	362.1	367.5
	Other Allowances	8.9	8.8
	Total	1,070.1	1,105.3
	Write-offs	106.2	494.4
Shinhan Investment Corp.	Allowance for Possible Loan Losses	115.9	151.3
	Other Allowances	25.2	25.3
	Total	141.1	176.6
	Write-offs	0	8.0
Shinhan Life Insurance	Allowance for Possible Loan Losses	29.2	29.0
	Total	29.2	29.0
	Write-offs	0	6.8
Shinhan Capital	Allowance for Possible Loan Losses	88.1	61.5
	Total	88.1	61.5
	Write-offs	12.7	35.8

Twenty Largest Exposures by Borrower	(KRW billion)

		Loans in		Guarantees
As of Mar. 31, 2011	Loans in	Foreign		and		Total
Consolidated basis	Won	Currency	Securities	Acceptancss	Others	Exposures
Ministry of Strategy & Finance	0	0	9,451	0	0	9,451
Bank of Korea	2,500	0	6,471	0	0	8,971
Korea Land & Housing Corporation	0	0	2,676	0	0	2,676
Hyundai Heavy Industries Co., Ltd.	71	210	682	1,558	0	2,521
Korea Deposit Insurance Corporation	0	0	2,046	0	0	2,046
Industrial Bank of Korea	511	38	1,486	0	0	2,035
Korea Development Bank	18	22	1,694	0	0	1,734
Hana Bank	17	114	1,381	0	0	1,513
Woori Bank	59	22	1,371	2	0	1,455
Samsung Heavy Industries Co., LTd.	0	100	1	1,266	0	1,367
Songdo Cosmopolitan City Development Inc.	1,012	0	250	0	0	1,262
National Agricultural Cooperative Federation	46	28	1,155	3	0	1,231
Kookmin Bank	39	1	1,122	3	0	1,165
POSCO	7	88	1,014	41	1	1,151
Korea Finance Corporation	0	0	1,096	0	0	1,096
Hyundai Samho Heavy Industries Co., Ltd.	3	56	10	1,011	0	1,080
Samsung Electronics Co., Ltd.	0	882	25	0	0	907
Hynix	0	277	452	92	0	821
KEPCO	20	0	797	0	0	817
SH Corporation	240	0	572	0	0	813
Total	4,543	1,838	33,751	3,977	1	44,109

Exposure to Main Debtor Groups	(KRW billion)

		Loans in		Guarantees
As of Mar. 31, 2011		Foreign		and		Total
Consolidated basis	Loans in Won	Currency	Securities	Acceptances	Others	Exposures
Hyundai Heavy Industries	125	342	747	3,179	0	4,393
Samsung	232	1,271	1,047	1,557	1	4,108
Hyundai Motors	947	1,122	723	296	0	3,089
SK	311	473	856	792	0	2,432
LG	1,169	699	87	197	1	2,153
POSCO	158	271	1,028	382	1	1,841
Lotte	532	58	296	108	1	996
GS	249	63	185	353	0	851
STX	122	174	21	518	0	835
Hynix	0	277	452	92	0	821
Total	3,846	4,750	5,443	7,476	5	21,520

Loan Concentration by Industry	(KRW billion)

As of Mar. 31, 2011	Total Exposures
Consolidated basis	Amount	Weight (%)
Finance and insurance	21,480	10.93%
Manufacturing	31,940	16.25%
Retail and wholesale	11,219	5.71%
Real Estate, leasing and service	15,779	8.03%
Construction	4,687	2.38%
Hotel and leisure	3,142	1.60%
Others	20,761	10.56%
Consumers	87,566	44.55%
Total	196,574	100.00%

Top Twenty Non-Performing Loans	(KRW billion)

		Gross Principal	Allowance for Loan
Borrower	Industry	Outstanding	Losses
A	Finance and insurance	65	14
B	Mining Industry	50	48
C	Real estate and leasing service	50	25
D	Art, sports and leisure service	37	24
E	Art, sports and leisure service	28	9
F	Manufacturing	21	1
G	Manufacturing	18	13
H	Real estate and leasing service	15	4
I	Real estate and leasing service	14	7
J	Manufacturing	13	0
K	Transportation	13	6
L	Real estate and leasing service	12	5
M	Manufacturing	12	11
N	Construction	12	11
O	Real estate and leasing service	11	1
P	Manufacturing	11	1
Q	Transportation	10	0
R	Real estate and leasing service	9	1
S	Real estate and leasing service	8	0
T	Others	8	2
Total		417	184

1)	Consolidated basis as of March 31, 2011.

2)	Non-Performing Loans are defined as loans past due longer than 90 days.

3. Independent Auditor
Audit Opinion for the last 3 years

	1Q FY 2011	FY 2010	FY 2009
Audit Opinion	—	Unqualified	Unqualified

*	For the 1st quarter 2011, the independent accountant conducted a review for our financial statements instead of auditing them.
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment		Working
Year	Auditor	(KRW mil.)	Details	hours
1Q 2011	KPMG Samjong Accounting Corp.	487	Review/Audit of Financial Statements	1,960 hours
2010	KPMG Samjong Accounting Corp.	366	Review/Audit of Financial Statements	4,650 hours
2009	KPMG Samjong Accounting Corp.	355	Review/Audit of Financial Statements	4,595 hours

*	Payment for the 1st quarter 2011 covers the full year of 2011.

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1) Executive Directors

Month and Year
Name	of Birth	Position	Service Term
Dong Woo Han	Nov. 1948	Chairman and CEO of Shinhan Financial Group Board Steering Committee chair	3 years starting from March 23, 2011
2) Non-Executive Directors
     Currently, 11 non-executive directors are in office, 10 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 23, 2011.
Our non-executive directors are as follows:

	Month and Year	Outside
Name	of Birth	Director	Sub-Committees	Service Term
Jin Won Suh	April 1951	X	—	1 years starting from March 23, 2011
Taeeun Kwon	January 1941	O	Audit Committee member	2 years starting from March 23, 2011
Kee Young Kim	October 1937	O	Risk Management Committee chair Compensation Committee member	2 years starting from March 23, 2011
Seok Won Kim	April 1947	O	Compensation Committee chair Audit Committee member	2 years starting from March 23, 2011
Hoon Namkoong	June 1947	O	Chairman of Board of Directors Board Steering Committee member Risk Management Committee member	2 years starting from March 23, 2011
Jaekun Yoo	August 1941	O	—	2 years starting from March 23, 2011
Ke Sop Yun	May 1945	O	Audit Committee chair Board Steering Committee member	1 years starting from March 23, 2011
Jung Il Lee	August 1952	O	Board Steering Committee member	1 years starting from March 23, 2011
Sun Tae Hwang	October 1948	O	Audit Committee member Compensation Committee member	2 years starting from March 23, 2011
Haruki Hirakawa	November 1964	O	—	1 years starting from March 23, 2011
Philippe Aguignier	September 1957	O	Risk Management Committee member	1 years starting from March 23, 2011
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 22, 2011.

     3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Month and Year
Name	of Birth	Position	In charge of
Buhmsoo Choi	Aug. 1956	Deputy President	- Strategic Planning Team
- Global Business Strategy Team
- Shinhan FSB Research Institute
Jae-Gwang Soh	Aug. 1961	Executive Vice-President	- Synergy Management Team
- Information & Technology Planning Team
- Audit Team
Jung Kee Min	Mar. 1959	Executive Vice-President & Chief Financial Officer	- Finance Management Team
- Investor Relations Team
- Business Management Team
Dong Hwan Lee	Sept. 1959	Executive Vice-President	- Public Relations Team
- CSR & Culture Management Team
- General Affairs Team
Yee Yong Jo	Feb. 1957	Managing Director	- Compliance Team
Sam Yong Lee	June 1953	Managing Director	- Risk Management Team

Stock Options	(as of April 30, 2011)

	No. of	No. of Exercised	No. of Cancelled	No. of Exercisable
	Granted Options	Options	Options	Options
	(A)	(B)	(C)	(D = A – B – C)	Exercise Price
Granted in 2005	2,620,331	1,063,190	251,300	1,305,841	28,006
Granted in 2006	3,206,173	417,680	480,300	2,308,193	38,829
Granted in 2007	1,231,169	0	205,313	1,025,856	54,560
Granted in 2008	805,174	0	185,396	619,778	49,053

Note	1) The weighted-average exercise price of outstanding exercisable options as of April 30, 2011 is KRW 40,660.

2)	The closing price of our common stock was KRW 52,500 on April 30, 2011.

Employees	(As of March 31, 2011)

			Total Salaries and wages paid in	Average Payment
	Number of		1st quarter of 2011	per person
Gender	Employees	Average length of Service	(KRW million)	(KRW million)
Male	118	1 yrs 9 mths	2,931	23
Female	22	2 yrs 9 mths	324	13
Total	140	2 yrs 2 mths	3,255	22

5. Major Shareholders and Market Price Information of our Common Shares and ADRs
Major Shareholders1) of Shinhan Financial Group as of March. 31, 2011

Name	No. of Common Shares owned	Ownership
BNP Paribas Group	30,106,276	6.35%
National Pension Service	28,957,592 2)	6.11% 2)

1)	Shareholders who own beneficial ownership of 5% or more.

2)	As of December 31, 2010
Share ownership of Employee Stock Ownership Association

Beginning Balance			Ending Balance	Ownership
(Jan.1, 2011)	Increase	Decrease	(Mar. 31, 2011)	(Mar. 31, 2011)
17,005,029	577,283	1,093,912	16,488,400	3.48%

Common Share Traded on the Korea Exchange	(KRW, number of shares)

		Oct. 2010	Nov. 2010	Dec. 2010	Jan. 2011	Feb. 2011	Mar. 2011
Price per share	High	47,850	44,700	53,600	53,800	51,600	50,900
	Low	43,550	41,950	44,750	49,500	47,100	46,350
	Avg.	45,338	43,618	49,859	51,540	48,915	48,850
Trading Volume		52,563,124	42,003,206	46,027,719	35,567,942	28,003,566	38,231,286
Highest Daily Trading Volume		5,909,348	4,612,237	3,958,956	3,427,084	2,504,871	3,283,176
Lowest Daily Trading Volume		1,368,202	1,028,379	881,250	1,010,676	926,689	913,976

American Depositary Shares traded on the New York Stock Exchange	(USD, number of shares)

		Oct. 2010	Nov. 2010	Dec. 2010	Jan. 2011	Feb. 2011	Mar. 2011
Price per share	High	86.76	81.19	93.82	95.65	94.52	91.09
	Low	77.55	73.38	79.30	89.03	83.56	82.76
	Avg.	81.19	77.43	86.86	92.03	88.55	87.27
Trading Volume		1,305,987	699,240	1,042,042	964,589	810,077	858,087
Highest Daily Trading Volume		165,478	86,105	93,024	149,733	86,100	73,114
Lowest Daily Trading Volume		13,811	11,694	10,738	14,989	18,996	15,543

*	1 ADR = 2 Common Shares

6. Related Party Transactions
Loans to Subsidiaries
(As of March 31, 2011, KRW billion)

		Origination	Maturity	Lending	Beginning Balance			Ending Balance
Subsidiary	Loan Type	Date	Date	Rate	(Jan. 1, 2011)	Decrease	Increase	(Mar.31, 2011)
Shinhan Investment Corp.	Loans in KRW	2006-07-31	2012-01-31	5.64%	100	—	—	100
Shinhan Card	Loans in KRW	2007-11-27	2012-11-27	6.41%	100	—	—	100
	Loans in KRW	2007-12-18	2012-12-18	6.86%	50	—	—	50
	Loans in KRW	2008-02-21	2011-02-21	5.66%	150	150	—	—
	Loans in KRW	2008-03-12	2011-03-12	5.84%	200	200	—	—
	Loans in KRW	2008-06-27	2011-06-27	6.53%	200	—	—	200
	Loans in KRW	2008-07-31	2011-07-31	6.90%	100	—	—	100
	Loans in KRW	2010-10-29	2015-10-29	4.37%	100	—	—	100
	Loans in KRW	2011-01-28	2016-01-28	4.91%	—	—	100	100
	Loans in KRW	2011-02-24	2016-02-24	4.82%	—	—	250	250
Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.99%	50	—	—	50
	Loans in KRW	2007-03-23	2012-03-23	5.48%	50	—	—	50
	Loans in KRW	2007-06-08	2012-06-08	5.95%	50	—	—	50
	Loans in KRW	2008-01-23	2011-01-23	6.60%	50	50	—	—
	Loans in KRW	2008-01-23	2013-01-23	6.60%	50	—	—	50
	Loans in KRW	2008-03-12	2011-03-12	5.84%	50	50	—	—
	Loans in KRW	2008-07-31	2011-07-31	6.90%	50	—	—	50
	Loans in KRW	2010-09-28	2013-09-28	4.12%	100	—	—	100
	Loans in KRW	2011-01-28	2014-01-28	4.53%	—	—	50	50
Shinhan PE	Loans in KRW	2010-08-13	2011-08-12	3.64%	5	—	—	5
Total	—	—	—	—	1,455	450	400	1,405

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By /s/ Jung Kee Min Name: Jung Kee Min
Title: Chief Financial Officer
Date: May 30, 2011